Exhibit 99.1

IAMGOLD announces the startup of the Westwood plant and provides a breakdown of its cost reduction program

All amounts are expressed in U.S. dollars, unless otherwise indicated.

TSX: IMG    NYSE: IAG

TORONTO, March 21, 2013 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced that the gold processing plant at the Westwood Mine in Quebec has started up.  Initially processing stockpiled ore from the adjacent Mouska Mine, in 2013 the plant is expected to produce approximately 140,000 ounces of gold, 60,000 ounces from the 30-year old Mouska Mine and approximately 80,000 ounces from the new Westwood Mine.   The first gold pour, which is expected at the end of March, will likely be sold to a refinery in the second quarter of 2013.

"We are building a solid reputation for our success in starting up mines on time and on budget" said Senior Vice President Project Development of IAMGOLD, Denis Miville-Deschênes. "Our previous startup was in mid-2010 at the Essakane mine in Burkina Faso, six months ahead of schedule.   My congratulations to everyone involved in the Westwood project for achieving this milestone and for doing so with an excellent safety record, an outstanding accomplishment in any construction environment."

IAMGOLD President and CEO, Steve Letwin, said, "The same in-house engineering team who constructed Essakane, has now completed the development of the Westwood Mine and refurbishment of the old Doyon plant to process Westwood ore.  The team's success increases our confidence in our capability to meet our 2013 production guidance."

With regard to the cost reduction program announced on March 4, 2013, Mr. Letwin commented, "We have been moving very quickly to execute our cost reduction plan and have now identified in more detail how we can achieve and potentially exceed our target of $100 million of cost reductions this year."

Management has identified cost savings targets for 2013 in the Operations, Exploration and General & Administrative (G&A) areas of the business as follows:

($ millions)
Operations	$43
Exploration	$40
G&A at site	$11
Corporate G&A	$6
Target	$100

The Company intends to provide regular updates on achieving this target.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "outlook", "guidance", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation: changes in the global prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, financing and interest rates; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company's credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business.  With respect to development projects, IAMGOLD's ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects.  Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals.  Development projects have no operating history upon which to base estimates of future cash flows.  The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics.  Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold producer with five operating gold mines (including current joint ventures) on three continents. In the Canadian province of Québec, the Company also operates Niobec Inc., one of the world's top three producers of niobium, and owns a rare earth element resource close to its niobium mine. IAMGOLD is well positioned for growth with a strong financial position and extensive management and operational expertise.  To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities.  IAMGOLD's growth plans are strategically focused on certain regions in Canada and select countries in South America and Africa.

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.

SOURCE: IAMGOLD Corporation

%CIK: 0001203464

For further information:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Toll-free: 1-888-464-9999  info@iamgold.com

CO: IAMGOLD Corporation

CNW 08:46e 21-MAR-13